UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Get on Boar Holding Corp.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 30, 2019

Physical address of issuer
160 Greentree Drive, Suite 101, Dover, DE 19904

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,855,665.78.00	$87,868.00
Cash & Cash Equivalents	$18,840.65	$47,034.00
Accounts Receivable	$1,654,018.96	$31,527.00
Short-term Debt	$1,515,253.28	$77,165.00
Long-term Debt	$698,795.07	$1,614,589.00
Revenues/Sales	$607,771.22	$1,006,251.00
Cost of Goods Sold	$0.00	$276,202.00
Taxes Paid	$0.00	$0.00
Net Income	-$3,941.27	-$505,718.00

April 2, 2025

FORM C-AR

Get on Boar Holding Corp.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Get on Boar Holding Corp. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.getonbrd.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 2, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Get on Boar Holding Corp. (the "Company") is a Delaware Corporation, formed on October 30, 2019.

The Company is located at 160 Greentree Drive, Suite 101, Dover, DE 19904.

The Company's website is www.getonbrd.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Get on Board Holding Corp. is a tech recruitment platform, ATS and marketplace. Get on Board Corp., previously conducted its business as Get on Board LLC. Get on Board LLC was formed in the state of Delaware on March 3, 2015, and pursuant to an Exchange Agreement, Get on Board LLC and its affiliates, Get on Board Peru S.A.C. and Get on Board SpA, became subsidiaries of Get on Board Holding Corp. pursuant to a restructuring. Get on Board LLC was cancelled on April 22, 2020. The Company conducts business in the United States and is not registered to do business in any state other than its state of incorporation and sells its products and services throughout the United States. The Company also conducts business in Perú and Chile and sells products and services through the internet throughout Latin America. The Company also conducts business in Perú and Chile through its 2 subsidiaries, Get on Board SpA (Chile) and Get on Board SAC (Perú). Get on Board SpA (Chile) was incorporated in Santiago, Chile on April 2, 2015, and Get on Board SAC (Perú) was incorporated in Lima, Perú on February 4, 2019.

RISK FACTORS

Risks Related to the Company's Business and Industry

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks

that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract users or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a

significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes

consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers’ or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our future growth depends significantly on our marketing efforts, and if our marketing efforts are not successful, our business and results of operations will be harmed.

We have dedicated and intend to continue to dedicate significant resources to marketing efforts. Our ability to attract users depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products and services. Our marketing channels include, but are not limited to, social media, traditional media such as the press, online affiliations, search engine optimization, and search engine marketing.

While our goal remains to increase the strength, recognition and trust in our brand by increasing our user base and expanding our products and services, if any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if the cost of using these channels was to significantly increase or if we are not successful in generating new channels, we may not be able to attract new users in a cost-effective manner or increase the platform activity of our users. If we are unable to recover our marketing costs through increases in the size, value or overall number of engagements we originate, or other product selection and utilization, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products, our revenue, financial results and business may be significantly harmed.

The size of our user base and our users' level of engagement are critical to our success. Our financial performance will be significantly determined by our success in adding, retaining and engaging users of our products. We expect that the size of our user base will fluctuate or decline in one or more markets from time to time. If people do not perceive our products to be useful, reliable, and/or trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency of their engagement. A number of other financial technology companies that achieved early popularity have since experienced slower growth or declines in their user bases or levels of engagement. There is no guarantee that we will not experience a similar erosion of our user base or engagement levels. User engagement can be difficult to measure, particularly as we introduce new and different products and services. Any number of factors can negatively affect user retention, growth, and engagement, including if:

• users increasingly engage with other competitive products or services;

• user behavior on any of our product changes, including decreases in the quality of the user base and frequency of use of our products and services;

• there are decreases in user sentiment due to questions about the quality of our user data practices or concerns related to privacy and the sharing of user data;

• there are decreases in user sentiment due to questions about the quality or usefulness of our products or concerns related to safety, security or other factors;

• users are no longer willing to pay for subscriptions;

• we fail to introduce new features, products or services that users find engaging or if we introduce new

products or services, or make changes to existing products and services, that are not favorably received;

• we fail to keep pace with evolving online, market and industry trends (including the introduction of new

and enhanced cloud services);

• initiatives designed to attract and retain users and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties or otherwise;

• there is a decrease in user retention as a result of users no longer needing to engage with our products;

• third-party initiatives that may enable greater use of our products, including low-cost or discounted data

plans, are discontinued;

• we adopt terms, policies or procedures related to areas such as user data or advertising that are perceived

negatively by our users;

• we fail to combat inappropriate or abusive activity on our platform;

• we fail to provide adequate customer service to users, marketers or other partners;

• we fail to protect our brand image or reputation;

• we, our partners or companies in our industry are the subject of adverse media reports or other negative publicity, including as a result of our or their user data practices;

• technical or other problems prevent us from delivering our products in a rapid and reliable manner or otherwise affect the user experience, such as security breaches, distributed denial-of-service attacks or failure to prevent or limit spam or similar content;

• there is decreased engagement with our products as a result of internet shutdowns or other actions by governments that affect the accessibility of our products in any of our markets;

• there is decreased engagement with our products, or failure to accept our terms of service, as part of changes that we have implemented, or may implement, in the future in connection with regulations, regulatory actions or otherwise; or

• there are changes mandated by legislation, regulatory authorities or litigation that adversely affect our products or users.

From time to time, certain of these factors may negatively affect user retention, growth, and engagement to varying degrees. If we are unable to maintain or increase our user base and user engagement, our revenue and financial results may be materially adversely affected. Any decrease in user retention, growth or engagement could render our products less attractive to users, which is likely to have a material and adverse impact on our revenue, business, financial condition and results of operations. If our user growth rate slows or declines, we will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization in order to drive revenue growth.

Our industry is highly competitive, with low switching costs and a consistent stream of new products and entrants, and innovation by our competitors may disrupt our business.

Our industry is highly competitive, with a consistent stream of new products and entrants. Some of our competitors may enjoy better competitive positions in certain geographical regions, user demographics or other key areas that we currently serve or may serve in the future. These advantages could enable these competitors to offer products that are more appealing to users and potential users than our products, or to respond more quickly and/or cost-effectively than us to new or changing opportunities.

In addition, within our industry generally, costs for consumers to switch between products are low, and consumers

have a propensity to use multiple platforms at the same time. As a result, new products, entrants and business models are likely to continue to emerge. It is possible that a new product could gain rapid scale at the expense of existing brands through harnessing a new technology, or a new or existing distribution channel, creating a new or different approach.

Potential competitors include larger companies that could devote greater resources to the promotion or marketing of their products and services, take advantage of acquisition or other opportunities more readily or develop and expand their products and services more quickly than we do.

If we are not able to compete effectively against our current or future competitors and products that may emerge, the size and level of engagement of our user base may decrease, which could materially adversely affect our business, financial condition and results of operations.

Due to users of our platform spanning multiple countries, we are exposed to a variety of risks associated with doing business internationally.

Our operations span multiple countries, which inherently exposes us to a variety of risks associated with international business. These risks include, but are not limited to:

1. Legal and Regulatory Changes: Each country has its own set of laws and regulations governing business operations, data privacy, labor, taxation, and more. Any changes in these laws and regulations could impact our operations. For instance, a change in tax laws could affect our financial performance, while stricter data privacy regulations could necessitate changes in our data handling practices.

2. Currency Exchange Rate Fluctuations: Our financial performance could be affected by fluctuations in currency exchange rates. If we earn revenue in a foreign currency that depreciates against our reporting currency, the translated revenue could be lower.

3. Political and Economic Instability: Political instability, such as changes in government, policy shifts, or civil unrest, could disrupt our operations in a particular country. Similarly, economic instability, such as inflation, recession, or changes in interest rates, could affect customer spending and thus our revenue.

4. Compliance with Multiple Jurisdictions: We need to ensure compliance with the laws and regulations of each country we operate in. This can be complex and costly, and non-compliance could result in penalties.

5. Cultural Differences: Differences in business practices, social norms, or consumer preferences across countries could affect our ability to do business or require us to adapt our practices or products.

These risks could adversely affect our operations and financial condition. Therefore, it's crucial for us to have robust risk management strategies in place to mitigate these risks.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You

may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were

previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B- CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances,

such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor’s investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all

exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Get on Board Holding Corp. is a tech recruitment platform, ATS and marketplace. Get on Board Corp., previously conducted its business as Get on Board LLC. Get on Board LLC was formed in the state of Delaware on March 3, 2015, and pursuant to an Exchange Agreement, Get on Board LLC and its affiliates, Get on Board Peru S.A.C. and Get on Board SpA, became subsidiaries of Get on Board Holding Corp. pursuant to a restructuring. Get on Board LLC was cancelled on April 22, 2020. The Company conducts business in the United States and is not registered to do business in any state other than its state of incorporation and sells its products and services throughout the United States. The Company also conducts business in Perú and Chile and sells products and services through the internet throughout Latin America. The Company also conducts business in Perú and Chile through its 2 subsidiaries, Get on Board SpA (Chile) and Get on Board SAC (Perú). Get on Board SpA (Chile) was incorporated in Santiago, Chile on April 2, 2015, and Get on Board SAC (Perú) was incorporated in Lima, Perú on February 4, 2019.

Business Plan

In our push to grow in Mexico, we're emphasizing online visibility. We're refining our SEO approach and using targeted email campaigns, ensuring we're easily found by those in need of recruitment solutions. Our LinkedIn advertising will be directed specifically at HR decision-makers within the tech sectors. Events are crucial to our strategy. Building on our successful virtual conferences, we're introducing local events in Mexico. These gatherings, a mix of in-person and online formats, aim to connect tech companies and potential hires directly. Collaborative efforts with local tech educational institutions and startups will help us tap into wider audiences. We're also continuously updating our platform, ensuring a smooth and effective user experience. With these steps, our goal is to firmly establish our leadership in tech recruitment throughout Mexico.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Serio Felipe Nouvel Castro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Get on Board Holding Corp., CEO October 2019 to Present Responsibilities: Strategy definition; Raising capital; Product and pricing strategies; General managing; and Key partnerships and customer relations

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer

Education

University of Chile Degree in Graphic Design, 2008

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jorge Rodriguez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Get on Board Holding Corp., CTO October 2019 to Present Responsibilities: Tech Stack definition; Tech Strategy; Hiring engineers; Security and compliance; and Tools definition

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief technology officer

Education

UCLV Bachelor in Computer Sciences, 1998

Name

Maria Agustina Colunga Richmond

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Get on Board Holding Corp., COO January 2020 to Present Responsibilities: Financial planning and budget; Hiring plan; People and culture; Operations strategy and planning; and General managing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Operations Officer

Education

IED Barcelona Master in Design Management, Design Management, 2017 University of Business and Social Sciences Degree in Graphic Design & Visual Communication, 2010 NORTHLANDS School Official International Baccalaureate of Cambridge IBO, bilingual diploma, Social Science International Baccalaureate of Cambridge IBO, 1996 - 2006

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,587,950
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may decide to issue more Common Stock which may dilute the Security. The holders of the Issuer's Common Stock have the power to elect the Board of Directors of the Issuer; control of the Issuer is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Issuer, including no anti-dilution rights, inspection rights or information rights.
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Other Material Terms or information.	All capitalized terms used below have the meanings as set forth in the SAFEs. Valuation Cap is $3,000,000, and Discount Rate is 70%. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of the instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to terms set forth in the instrument) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) (Equity Financing) or Section 1(b)(ii) thereof (Liquidity Event); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) (Liquidity Event cash-out of Investor) or Section 1(c) (Dissolution Event).
Value of SAFE or Convertible Notes	$122,000.00

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Other Material Terms or information.	All capitalized terms used below have the meanings as set forth in the SAFEs. Valuation Cap is $4,000,000, and Discount Rate is 70%. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of the instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to terms set forth in the instrument) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) (Equity Financing) or Section 1(b)(ii) thereof (Liquidity Event); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) (Liquidity Event cash-out of Investor) or Section 1(c) (Dissolution Event).
Value of SAFE or Convertible Notes	$ 75,000.00

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Other Material Terms or information.	All capitalized terms used below have the meanings as set forth in the SAFEs. Valuation Cap is $12,000,000, and Discount Rate is 80%. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of the instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to terms set forth in the instrument) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) (Equity Financing) or Section 1(b)(ii) thereof (Liquidity Event); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) (Liquidity Event cash-out of Investor) or Section 1(c) (Dissolution Event).
Value of SAFE or Convertible Notes	$265,000.00

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Other Material Terms or information.	All capitalized terms used below have the meanings as set forth in the SAFEs. Valuation Cap is $12,000,000, and Discount Rate is 80%. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of the instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to terms set forth in the instrument) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) (Equity Financing) or Section 1(b)(ii) thereof (Liquidity Event); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) (Liquidity Event cash-out of Investor) or Section 1(c) (Dissolution Event).
Value of SAFE or Convertible Notes	$50,000.00

Type of security	Convertible Notes
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Convertible Notes or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Other Material Terms or information.	Interest Rate is 5%; the Post Money Valuation Cap is $11,500,000 and the Maturity Date is 12/17/2023. The Loan automatically extends for additional twelve (12) month periods (the "Automatic Renewal") if the Fund, upon reaching the Maturity Date, says nothing, and the Company has not received any communications from the Fund. If a Financing Conversion Event occurs on or before: (i) the Maturity Date and (ii) the existence of a Corporate Transaction, then the Investment Amount and all interest accrued on this Loan shall be converted into shares of common stock of the Company. In either case, such shares shall be issued as preferred shares under the same terms and conditions as those granted to preferred shareholders in such Financing Conversion Event, in an equivalent amount (a) to the Investment Amount plus all accrued interest divided by (b) the Automatic Conversion Price. If a Financing Conversion Event does not occur on or before: (i) the Maturity Date, or (ii) the existence of a Corporate Transaction, then the Fund shall have the option to convert the Investment Amount and all accrued interest on this Loan into a number of ordinary or preferred shares of the Company, issued at the Voluntary Conversion Price. The Fund may request voluntary conversion at any time from the Maturity Date, and the Company shall be obligated to comply with voluntary conversion within a period not exceeding thirty (30) consecutive days. If a Corporate Transaction occurs on or before the Maturity Date, the Fund shall have the right to: (i) choose to convert the Investment Amount and all accrued interest on this Loan into a number of fully paid and non-redeemable ordinary or common shares of the Company issued at the Corporate Transaction Conversion Price, which shall take place immediately prior to the completion of such Corporate Transaction, or (ii) receive the Preferred Payment. The Issuer plans to obtain an extension for the Maturity Date of this convertible note. The convertible note is convertible into common shares at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-

	fixed features, the conversion feature was not bifurcated and recorded separately.
Value of SAFE or Convertible Notes	$100,000.00

Type of security	Convertible Notes
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Convertible Notes or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Other Material Terms or information.	Interest Rate is 5%; the Post Money Valuation Cap is $12,000,000; and the Maturity Date is 3/31/2024. The Loan automatically extends for additional twelve (12) month periods (the “Automatic Renewal”) if the Fund, upon reaching the Maturity Date, says nothing. If a Financing Conversion Event occurs on or before: (i) the Maturity Date and (ii) the existence of a Corporate Transaction, then the Investment Amount and all interest accrued on this Loan shall be converted into shares of common stock of the Company. In either case, such shares shall be issued as preferred shares under the same terms and conditions as those granted to preferred shareholders in such Financing Conversion Event, in an equivalent amount. (a) to the Investment Amount plus all accrued interest divided by (b) the Automatic Conversion Price. If a Financing Conversion Event does not occur on or before: (i) the Maturity Date, or (ii) the existence of a Corporate Transaction, then the Fund shall have the option to convert the Investment Amount and all accrued interest on this Loan into a number of ordinary or common shares of the Company, issued at the Voluntary Conversion Price. The Fund may request voluntary conversion at any time from the Maturity Date, and the Company shall be obligated to comply with voluntary conversion within a period not exceeding thirty (30) consecutive days. If a Corporate Transaction occurs on or before the Maturity Date, the Fund shall have the right to: (i) choose to convert the Investment Amount and all accrued interest on this Loan into a number of fully paid and non-redeemable ordinary or common shares of the Company issued at the Corporate Transaction Conversion Price, which shall take place immediately prior to the completion of such Corporate Transaction, or (ii) receive the Preferred Payment.
Value of SAFE or Convertible Notes	$372,000.00

Type of security	Convertible Notes
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional Convertible Notes or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Other Material Terms or information.	All capitalized terms used herein and not otherwise defined have the meanings set forth in the Convertible Note. Interest Rate is 7.5%; Post-Money Valuation Cap is$4,000,000;andtheMaturityDateis10/10/2021. The Loan automatically extends for additional twelve (12) month periods (the "Automatic Renewal") if the Fund, upon reaching the Maturity Date, says nothing, and the Company has not received any communications from the Fund. If a Financing Conversion Event occurs on or before: (i) the Maturity Date and (ii) the existence of a Corporate Transaction, then the Investment Amount and all interest accrued on this Loan shall be converted into shares of common stock of the Company. In either case, such shares shall be issued as preferred shares under the same terms and conditions as those granted to preferred shareholders in such Financing Conversion Event, in an equivalent amount (a) to the Investment Amount plus all accrued interest divided by (b) the Automatic Conversion Price. If a Financing Conversion Event does not occur on or before: (i) the Maturity Date, or (ii) the existence of a Corporate Transaction, then the Fund shall have the option to convert the Investment Amount and all accrued interest on this Loan into a number of ordinary or preferred shares of the Company, issued at the Voluntary Conversion Price. The Fund may request voluntary conversion at any time from the Maturity Date, and the Company shall be obligated to comply with voluntary conversion within a period not exceeding thirty (30) consecutive days. If a Corporate Transaction occurs on or before the Maturity Date, the Fund shall have the right to: (i) choose to convert the Investment Amount and all accrued interest on this Loan into a number of fully paid and non-redeemable ordinary or common shares of the Company issued at the Corporate Transaction Conversion Price, which shall take place immediately prior to the completion of such Corporate Transaction, or (ii) receive the Preferred Payment.
Value of SAFE or Convertible Notes	$300,000.00

Type of security	Keep it Simple Securities (KISS-A)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional KISS-A or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional KISS-As or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	The capitalized terms used herein that are not otherwise defined have the meanings set forth in the KISS-A. Upon the closing of the Next Equity Financing (a sale of preferred stock in exchange for gross proceeds of at least $1,000,000), this KISS-A will be automatically converted into a number of Conversion Shares equal to the Target Conversion Shares (equal to four percent (4%) of the Fully-Diluted Capitalization immediately following the conversion). At the Investor's election at any time on or after the Optional Conversion Date (eighteen (18) months following the Date of Issuance), this KISS-A may be converted into that number of Conversion Shares equal to the Target Conversion Shares. In the event of a Corporate Transaction prior to the conversion of this KISS-A pursuant to Section 2.1 or 2.3 of the KISS-A, the Investor shall be paid an amount equal to the greater of: (X) the Corporate Transaction Payment or (Y) the amount the Investor would have received upon the Corporate Transaction had this KISS-A been converted into a number of shares of Common Stock equal to the Target Conversion Shares, prior and in preference to any distribution of any of the cash or other assets of the Company to holders of the Company's capital stock by reason of their ownership of such stock.

Type of security	Keep it Simple Securities (KISS-A)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional KISS-A or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional KISS-As or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	The capitalized terms used herein that are not otherwise defined have the meanings set forth in the KISS-A. Upon the closing of the Next Equity Financing (a sale of preferred stock in exchange for gross proceeds of at least $1,000,000), this KISS-A will be automatically converted into a number of Conversion Shares equal to the Target Conversion Shares (equal to two percent (2%) of the Fully-Diluted Capitalization immediately following the conversion). At the Investor's election at any time on or after the Optional Conversion Date (eighteen (18) months following the Date of Issuance), this KISS-A may be converted into that number of Conversion Shares equal to the Target Conversion Shares. In the event of a Corporate Transaction prior to the conversion of this KISS-A pursuant to Section 2.1 or 2.3 of the KISS-A, the Investor shall be paid an amount equal to the greater of: (X) the Corporate Transaction Payment or (Y) the amount the Investor would have received upon the Corporate Transaction had this KISS-A been converted into a number of shares of Common Stock equal to the Target Conversion Shares (the "As-Converted-to-Common Shares"), prior and in preference to any distribution of any of the cash or other assets of the Company to holders of the Company's capital stock by reason of their ownership of such stock.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The Issuer does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference. The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

Type of debt	Business Loan
Name of creditor	Celtic Bank
Amount outstanding	$168,370.00
Interest rate and payment schedule	Fixed fee $19,370.00 Repayment rate 19.60%
Amortization schedule	
Describe any collateral or security	As security for your obligation to pay the Total Repayment Amount, along with the payment and performance of all the company's other obligations under this Agreement, including (but not limited to): (i) reasonable attorney's fees and expenses under Section 9(a), and (ii) any fees or expenses related to a bankruptcy or other insolvency proceeding under Section 6(a) (collectively, the "Obligations") the company grants to Bank and each subsequent owner of any portion of the Loan a security interest in the following, whether existing now or in the future, and wherever located: (i) all Merchant Receivables and all accounts and payment intangibles (as those terms are defined in the Uniform Commercial Code as in effect in the State of Utah) related thereto; (ii) the company's Stripe Account and all funds held therein from time to time; and (iii) all proceeds of any of the aforementioned items. All capitalized terms used but not otherwise defined herein have the meanings set forth in the Loan Agreement.
Maturity date	November 6, 2024
Other material terms	As a result of the security interest the company grants to Bank, as long as any portion of the Total Repayment Amount remains outstanding, the company's Stripe Account will be under the sole control of Stripe. Until a default under this Agreement occurs, Stripe allows the company and its agents to withdraw funds from the Stripe Account. Bank appoints Stripe as its secured party representative with full power and authority on behalf of Bank to receive and perfect the security interest in the collateral granted hereunder and to enforce Bank's rights and remedies with respect thereto, and

	Stripe accepts such appointment. Stripe, as secured party representative on behalf of Bank and each subsequent owner of any portion of the Loan, will have the exclusive rights to: (i) Require that any bank or securities intermediary where any collateral is located to acknowledge Bank's security interest in and control of the collateral. (ii) Direct and provide instructions to such bank or securities intermediary as to the disposition of the account collateral to fulfill your obligations under this Agreement. In addition, the company authorizes Bank to file at any time (and from time to time) any financing statements describing the collateral set forth above, along with all amendments to financing statements, continuation financing statements, and all other documents and instruments, for the purpose of perfecting and maintaining the priority of Bank's security interest in such collateral.

The total amount of outstanding debt of the company is $168,370.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$64,200.00	Intermediary Fees, New Product Marketing, Research and Development, New Hires, General Working Capital	April 2, 2024	Regulation CF
SAFE (Simple Agreement for Future Equity)	5	$122,000.00	Hiring, Marketing, Operation and I+D	November 22, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	5	$75,000.00	Hiring, Marketing, Operations and I+D	November 22, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	2	$265,000.00	Hiring, Marketing, Operations and I+D	November 29, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$50,000.00	Hiring, Marketing, Operations and I+D	March 2, 2022	Section 4(a)(2)
Keep it Simple (KISS-A)	1	$100,000.00	Hiring, Marketing, Operations and I+D	January 24, 2020	Section 4(a)(2)
Keep it Simple (KISS-A)	1	$50,000.00	Hiring, Marketing, Operations and I+D	January 24, 2020	Section 4(a)(2)

Convertible Notes	1	$100,000.00	Hiring, Marketing, Operations and I+D	December 17, 2023	Section 4(a)(2)
Convertible Notes	1	$372,000.00	Hiring, Marketing, Operations and I+D	March 31, 2022	Section 4(a)(2)
Convertible Notes	1	$300,000.00	Hiring, Marketing, Operations and I+D	December 17, 2021	Section 4(a)(2)

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Sergio Felipe Nouvel Castro	40.0%
Jorge Rodriguez	40.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity and Capital Resources

On April 2, 2024 the Company conducted an offering pursuant to Regulation CF and raised $64,200.00.

On November 22, 2019 the Company conducted an offering pursuant to Section 4(a)(2) and raised $122,000.00.

On November 22, 2019 the Company conducted an offering pursuant to Section 4(a)(2) and raised $75,000.00.

On November 29, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $265,000.00.

On March 2, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On January 24, 2020 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On January 24, 2020 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On December 17, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On March 31, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $372,000.00.

On December 17, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $300,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Continuum Holding SpA
Relationship to the Company	Shares a common owner of the Issuer and the Issuer's subsidiary, Get on Board Peru Sac
Total amount of money involved	$3,808.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Operating revenue

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sergio Felipe Nouvel Castro
(Signature)

Sergio Felipe Nouvel Castro
(Name)

Director and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements

Consolidated Balance Sheet

Period	*2023*	*2024*
Assets		
Current Assets		
Cash and Cash Equivalents	47,034.01	18,840.65
Total Cash and Cash Equivalents	**47,034.01**	**18,840.65**
Accounts Receivable	1,709,569.65	1,654,018.96
Total Current Assets	**1,756,603.66**	**1,672,859.61**
Long Term Assets	180,917.69	182,806.17
Total Long Term Assets	**180,917.69**	**182,806.17**
Total Assets	**1,937,521.34**	**1,855,665.78**

Liabilities and Equity		
Liabilities		
Current Liabilities	1,590,645.51	1,515,253.28
Total Current Liabilities	**1,590,645.51**	**1,515,253.28**
Long Term Liabilities	803,693.19	698,795.07
Total Long Term Liabilities	**803,693.19**	**698,795.07**
Equity		
Equity	103,058.16	101,508.56
Current Year Earnings	(223,042.74)	(1,027.65)
Investments	624,820.41	677,985.78
Reserves	0.00	0.00
Retained Earnings	(961,653.19)	(1,136,849.26)
Total Equity	**(456,817.36)**	**(358,382.57)**
Total Liabilities and Equity	**1,937,521.34**	**1,855,665.78**



Sergio Felipe Nouvel Castro
CEO
Get on Board

STATEMENT OF CASH FLOWS

Period	***2023***	***2024***
Consolidated		
Operating Activities		
Net Income (Loss)	(262,470.95)	(45,348.52)
Adjustment to reconcile net income (Loss)		
to net cash provided by operations:	(5,616.70)	52,060.28
Depreciation and amortization		
Receipts from customers	549,078.69	404,121.60
Payments to suppliers and employees	(722,681.58)	(362,714.35)
Changes in opertaing assets and liablities:		
Increase (Decrease) in Accounts Receivable	(171,290.30)	47,008.69
Increase (Decrease) in Inventory	0.00	0.00
Increase (Decrease) in Other Current Assets	2,611.84	3,978.52
Increase(Decrease) in Tax and others deferred expenses	2,336.00	(181.00)
Increase (Decrease) in Other current liabilities	137,549.81	(57,855.39)
Increase(Decrease) in Tax and others currents liabilities	2,337.00	(10,173.00)
Net cash used in operating activities	**(468,146.20)**	**30,896.82**
Financing Activities		
Other cash items from financing activities	59,085.70	(59,090.18)
Issuance of loan	0.00	0.00
Issuance of membership units	0.00	0.00
Issuance of SAFEs	0.00	0.00
Issuance of Convertible Notes	0.00	0.00
Net change in cash from financing activities	59,085.70	(59,090.18)
Net change in cash and cash equivalents	**(409,060.50)**	**(28,193.36)**
Cash and cash equivalents at beginning of period	366,478.91	36,569.72
Cash and cash equivalents at end of period	**(42,581.58)**	**8,376.36**

Sergio Felipe Nouvel Castro
CEO
Get on Board

GET ON BOARD PERU SAC
Statement of Stockholders´ Equity
For the period ending december 31, 2023 and 2024
(Expresados en dólares americanos)

	Common Stock (Share)	(Value)	Social Capital US$	Additional Paid in Capital US$	Legal Reserve US$	Result by Traslation US$	Retained Earnings US$	Total Stockholders US$
Balance as of december, 31, 2022			**100,048**	**-**	**443**	**29**	**5,151**	**105,670**
Conversión of initial balances to the presentation currency			2,883		13	-29	126	2,993
Legal Reserve								-
Net Income(Loss)							-45,343	-45,343
Increase of capital								-
Result by traslation						182		182
Balance as of december, 31, 2023			**102,931**	**-**	**456**	**182**	**-40,066**	**63,503**
Conversión of initial balances to the presentation currency			-1,556		-7	9	628	-926
Legal Reserve								-
Net Income(Loss)							-2,717	-2,717
Increase of capital								-
Result by traslation								-
Balance as of december, 31, 2024			**101,375**	**-**	**449**	**191**	**-42,155**	**59,860**

GET ON BOARD CHILE
Statement of Stockholders´ Equity
For the period ending december 31, 2023 and 2024
(Expresados en dólares americanos)

	Common Stock (Share)	(Value)	Social Capital US$	Additional Paid in Capital US$	Legal Reserve US$	Result by Traslation US$	Retained Earnings US$	Total Stockholders US$
Balance as of december, 31, 2022			**131**	**-**	**-**	**17**	**-480,920**	**-480,775**
Conversión of initial balances to the presentation currency			-4	-	-	6	-8,795	-8,793
Legal Reserve								-
Net Income(Loss)			-	-	-	-	-217,128	-217,128
Increase of capital								-
Result by traslation								-
Balance as of december, 31, 2023			**127**	**-**	**-**	**23**	**-706,843**	**-706,696**
Conversión of initial balances to the presentation currency			7	-	-	-17	-166,987	-166,997
Legal Reserve								-
Net Income(Loss)			-	-	-	-	174,484	174,484
Increase of capital								-
Result by traslation								-
Balance as of december, 31, 2024			**134**	**-**	**-**	**6**	**-699,346**	**-699,209**

Sergio Felipe Nouvel Castro
CEO
Get on Board

Statement of Operations

Period	*2023*	*2024*
Consolidated		
Revenues	996,463.02	579,620.95
Less: Discounts and refunds	0.00	0.00
Others Revenues	22,653.00	28,150.27
Cost of revenues	284,523.42	25,091.59
Gross Profit (Loss)	**734,592.60**	**582,679.63**
Operating Expenses:		
Payroll	958,207.36	449,599.02
Subscriptions	59,568.93	63,611.94
Other expenses	(61,519.10)	12,077.66
Accounting and legal	15,550.97	17,479.47
Marketing	(18,445.10)	0.00
Sales and marketing	39,584.64	24,331.98
Bank and transaction fees	6,501.60	11,202.44
Total Operating Expenses	**999,449.30**	**578,302.51**
Operating Income (Loss)		
Interest Expense	13,790.00	9,077.39
Interest Income	10,057.00	759.00
Net Loss	**(268,589.70)**	**(3,941.27)**

Sergio Felipe Nouvel Castro
CEO
Get on Board

GET ON BOARD SPA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 - NATURE OPERATIONS

GET ON BOARD SPA, which may be referred to as the "Company" was registered in Santiago, Chile on April 03, 2015. The Company's owner is Get On Board Holding Corp with 100%.

NOTE 2 - ECONOMIC ACTIVITY

The Company is dedicated to the design and development of technological tools in the internal and external markets.

NOTE 3 - FINANCIAL STATEMENTS

The financial statements were elaborated as at december 31, 2021 and 2020 these were approved by the Shareholders Meeting and submitted to the tax authority in accordance with the Chilean legal framework.

NOTE 4 - SUMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bases of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in Chile. A host of factors beyond the Company's control could cause fluctuations in these conditions, as example the fluctuations in the exchange rate

Fair Value Measurements

Generally accepted accounting principles define fair value as the Price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date and such principles also establish a fair value hierarchy that prioritizes the inputs used.

Revenue Recognition

The revenue comes from contracts with customers. We recognized revenue when persuasive evidence of an arrangement existed, the sales price was fixed or determinable, the collectability was reasonably assured and the performance obligations has been met. The Company's payments are generally collected once its payment on bank, but on some cases on a 30 days. The Company generated revenue of totaling $ 571,250 and $648,175 on december 31, 2021 and 20

Organizational Costs

Operating costs include development and design, accounting fees, legal fees, and other expenses such as office rent and banking expenses which are recorded when they are incurred.

NOTE 5 - CASH AND CASH EQUIVALENTS

	2021	2020
	US$	US$
CASH	818	518
BCI	2,[illegible]	4,[illegible]
	3,[illegible]	5,[illegible]

NOTE 6 – ACCOUNT PAYABLES

	2021	2020
	US$	US$
GET ON BOARD HOLDING	737,452	648,635
GET ON BOARD PERU SAC	21,168	23,510
	758,620	672,145

NOTE 7 - TAX CREDIT

	2021	2020
	US$	US$
TAX CREDIT - PPM	1,759	1,710
	1,759	1,710

NOTE 8 - TAX AND OTHER CURRENT LIABILITIES

	2021	2020
	US$	US$
TAX DEBT	4,720	11,663
ANOTHER TAX PROVISION	3,178	2,657
	7,898	14,321

Sergio Felipe Nouvel Castro
CEO
Get on Board

GET ON BOARD PERU SAC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

NOTE 1- NATURE OPERATIONS

GET ON BOARD PERU SAC, which may be referred to as the "Company" was registered in Lima, Peru on April 10, 2019. The Company's owners are Get On Board Holding Corp with [illegible] and Mr. Sergio Felipe Nouvel Castro with 0.10% of stockholders respective.

NOTE 2- ECONOMIC ACTIVITY

The Company is dedicated to the design and development of technological tools in the internal and external markets.

NOTE 3- FINANCIAL STATEMENTS

The financial statements were elaborated as december 31, 2023 and 2024 those were approved by the Shareholders Meeting and submitted to the tax authority in accordance with the Peruvian legal framework.

NOTA 4-SUMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bases of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). These accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years pre

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that effect the amounts reported in the financial statements and footnotes thereto.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in Peru. A host of factors beyond the Company's control could cause fluctuations in these conditions, as example the fluctuation on the exchange rate.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date, and such principles also establish a fair value hierarchy that prioritizes the inputs used

Revenue Recognition

The income comes from contracts with customers. We recognized revenue when persuasive evidence of an arrangement existed, the sales price was fixed or determinable, the collectability was reasonably assured and the performance obligations have been met. The Company's payments are generally collected on cash payment on bank, but some are cases on a 30 days. The Company generated revenue of totaling $[illegible] and $[illegible] on December 3

Organizational Costs

Operating costs include development and design, accounting fees, legal fees, and other expenses such as office rental and banking expenses which are recorded when they are incurred.

NOTE 5- CASH AND CASH EQUIVALENTS

	2024	2023
	US $	US $
SCOTIABANK - M.N.	123	465
SCOTIABANK - M.E.	6,030	9,439
BANK OF CREDIT M.N.	316	77
BANK OF CREDIT M.E.	316	4,717
BANK OF THE NATION - M.N.	0	4,188
	6,603	18,736

NOTE 6 – RELATED CURRENTS ACCOUNTS

	2024	2023
	US $	US $
GET ON BOARD HOLDING	21,731	28,189
GET ON BOARD SPA	0	6,736
	21,731	34,925

NOTE 7- OTHER CURRENT ASSETS

	2024	2023
	US $	US $
GET ON BOARD HOLDING	23,528	18,000
GET ON BOARD SPA	1,141	0
OFFICE RENTAL GUARANTEED	1,197	1,498
	25,866	19,498

NOTE 8 – TAX CREDIT AND PREPAID SERVICES

	2024	2023
	US $	US $
SC CONSULTING S.A.C.	0	7
TAX DEBIT IGV	34	0
INCOME TAX	262	430
	296	437

NOTE 9 – CURRENT LIABILITIES

	2024	2023
	US $	US $
SC CONSULTING S.A.C. PREPAID	198	0
	198	0

NOTE 10- TAX LIABILITIES

	2024	2023
	US $	US $
INCOME TAX 4TH CATEGORY	0	1,281
INCOME TAX NON DOMICILED	0	8,892
	0	10,173

NOTE 11- EQUITY

	Common Stock (Share)	(Value)	Social Capital	Additional Paid in Capital	Legal Reserve	Result by Traslation	Retained Earnings	Total Stockholders
			US$	US$	US$	US$	US$	US$
Balance as of december, 31, 2022			100,098	-	882	39	5,101	105,870
Conversion of initial balances to the presentation			2,803		13	-29	128	2,898
Legal Reserve								-
Net income (loss)							-45,363	-45,363
Increase of capital								-
Result by traslation						163		163
Balance as of december, 31, 2023			102,871	-	896	163	-40,098	63,832
Conversion of initial balances to the presentation			-1,586		-7	8	628	-938
Legal Reserve								-
Net income (loss)							-2,717	-2,717
Increase of capital								-
Result by traslation								-
Balance as of december, 31, 2024			101,285	-	889	191	-42,188	60,000

NOTE 12- OTHER EXPENSES

Other Expenses

	2024	2023
	US $	US $
Office Rental	0	3,735
Office Maintenance & Repair	0	0
Non-deductible expenses due to penalty	89	136
	89	3,871

NOTE 13- PRE-PAID SERVICES

	2024	2023
	US $	US $
Office Rental Guarantee	0	1,498
Sunat Claims	296	430
	296	1,868



Sergio Felipe Nouvel Castro
CEO
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